SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated June 15, 2007 relating to a change of Alternate Director of the Registrant.

1.2	Announcement dated June 22, 2007 relating to the Hong Kong Dollars to United States Dollars exchange rate for the Transaction Special Dividend.

1.3	Announcement dated June 29, 2007 relating to an adjustment in the exercise price of all share options that are outstanding and unvested.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CHANGE OF ALTERNATE DIRECTOR

With effect from 15 June 2007, Mr. Amr El-Bayoumi has been appointed as an Alternate Director to Mr. Michael John O’Connor, a Non-executive Director of the Company, in place of Mr. Martin Wolfgang Michlmayr who has tendered his resignation.

The Board of Directors of Hutchison Telecommunications International Limited (the “Company”) announces that with effect from 15 June 2007, Mr. Amr El-Bayoumi has been appointed as an Alternate Director to Mr. Michael John O’Connor, a Non-executive Director of the Company, in place of Mr. Martin Wolfgang Michlmayr who has tendered his resignation as a result of his departure from Orascom Telecom Holding S.A.E. (“OTH”), a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong (“SFO”).Mr. Michlmayr confirmed that he has no disagreement with the Board.

Mr. Amr El-Bayoumi, aged 41, is the Vice President for Legal Affairs of OTH. Prior to joining OTH in 2000, Mr. El-Bayoumi was a Senior Associate with an international law firm in Chicago and Brobeck, Phleger & Harrison in Palo Alto, representing a broad range of international corporate and governmental clients as with emphasis on telecommunications and intellectual property licensing transactions. He holds a Doctor of Law, Doctor of Jurisprudence degree from Georgetown University Law Center and a Bachelor of Science degree in Chemical Engineering from the University of Michigan.

Mr. El-Bayoumi does not have any other positions with the Company or other members of the Company’s group or held any directorships in other listed public companies. Mr. El-Bayoumi does not have any relationships with any other directors, senior management, substantial or controlling shareholders of the Company. As at the date hereof, Mr. El-Bayoumi does not have any interests in the shares of the Company within the meaning of the SFO.

There is no service agreement between Mr. El-Bayoumi and the Company with respect to his appointment as an Alternate Director to Mr. O’Connor. Furthermore, no terms have been fixed or proposed for Mr. El-Bayoumi’s length of service with the Company and he will not receive any remuneration in his capacity as an Alternate Director of the Company.

Save as disclosed above, there are no other matters concerning the change of Alternate Director of the Company that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Michlmayr for his valuable contribution to the Company for the past years.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Aldo MAREUSE	Mr. Amr EL-BAYOUMI
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 15 June 2007

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

PAYMENT OF TRANSACTION SPECIAL DIVIDEND

IN UNITED STATES DOLLARS OR HONG KONG DOLLARS

The Directors announce that the applicable forward Hong Kong Dollars to United States Dollars exchange rate for the Transaction Special Dividend payable in United States Dollars is HK$7.8139 to US$1.00. This represents the average mid forward exchange rates to Friday, 29 June 2007 quoted by The HongKong and Shanghai Banking Corporation Limited and Standard Chartered Bank (Hong Kong) Limited at 4:00 p.m. on 22 June 2007.

Accordingly, the amount of Transaction Special Dividend payable on 29 June 2007 will be HK$6.75 or US$0.863845 per Share and US$12.957678 per ADS.

Reference is made to the Company’s announcement dated 12 February 2007, 21 February 2007, 22 February 2007, 7 March 2007, 9 March 2007, 15 March 2007, 8 May 2007 and 22 May 2007 respectively (together the “Announcements”), the respective circulars to Shareholders dated 21 February 2007 and 4 April 2007 and the Election Form sent to Shareholders on 12 June 2007 all with respect to the Transaction with Vodafone and the Transaction Special Dividend.

Terms defined in the Announcements shall have the same meanings when used herein unless the context otherwise requires.

PAYMENT OF TRANSACTION SPECIAL DIVIDEND IN UNITED STATES DOLLARS OR HONG KONG DOLLARS

On 22 May 2007, the Directors declared the Transaction Special Dividend of HK$6.75 per Share. The dividend is payable on 29 June 2007 to Shareholders on the Principal Register in the Cayman Islands or the Hong Kong Overseas Branch Register at close of business on 8 June 2007 in cash in United States Dollars or Hong Kong Dollars. In the absence of instructions to the contrary, Shareholders will automatically receive the Transaction Special Dividend in Hong Kong Dollars. Holders of ADSs on the record date of 5 June 2007 will receive the Transaction Special Dividend in United States Dollars.

The Directors announce that the applicable forward Hong Kong Dollars to United States Dollars exchange rate for the Transaction Special Dividend payable in United States Dollars is HK$7.8139 to US$1.00. This represents the average mid forward exchange rates to Friday, 29 June 2007 quoted by The HongKong and Shanghai Banking Corporation Limited and Standard Chartered Bank (Hong Kong) Limited at 4:00 p.m. on 22 June 2007.

Accordingly, the amount of Transaction Special Dividend payable on 29 June 2007 will be HK$6.75 or US$0.863845 per Share and US$12.957678 per ADS (each of which represents 15 Shares).

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)

Mr. Amr EL-BAYOUMI

(Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN

(Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu

(Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

(Alternate to Mr. Tim Pennington)

For the purpose of this announcement, and unless otherwise specified, references to times of day are to Hong Kong.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 22 June 2007

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

ADJUSTMENT OF EXERCISE PRICE OF EXISTING SHARE OPTIONS

Following the payment of the Transaction Special Dividend on 29 June, 2007, the Directors announce the number of the Existing Share Options at the date of such payment and the adjusted exercise price of such options as a result of such payment.

Reference is made to the Company’s circular to Shareholders dated 4 April 2007 (the “Circular”). Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

NUMBER OF EXISTING SHARE OPTIONS AND THEIR ADJUSTED EXERCISE PRICE

On 8 May 2007, the Shareholders approved the Share Option Terms Change Proposal at the EGM.

On 29 June 2007, the Company paid the Transaction Special Dividend.

As contemplated in the Circular, the Directors hereby announce that the number of Existing Share Options at 29 June 2007 was 41,033,333 and their exercise price was adjusted, with effect from 29 June 2007, from HK$8.70 to HK$1.95 per Share as a result of the payment of the Transaction Special Dividend and pursuant to the terms of the Share Option Terms Change Proposal.

As at the date of this announcement, the Directors are:

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan
(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)

Mr. Amr EL-BAYOUMI
(Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

For the purpose of this announcement, and unless otherwise specified, references to times of day are to Hong Kong.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 29 June 2007